EXHIBIT 12.1

ARIAD Pharmaceuticals, Inc.
Computation of Deficiency of Earnings to Fixed Charges

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2009
	($ in thousands)

Earnings (loss):
Pretax income from continuing operations	$(35,573)	$(55,482)	$(61,928)	$(58,522)	$(71,052)	$(62,000)
Fixed charges (from below)	395	587	606	481	705	339
Amortization of capitalized interest	0	14	14	14	0	0
Interest capitalized	0	(42)	0	0	0	0

Total earnings (loss)	$(35,178)	$(54,923)	$(61,308)	$(58,027)	$(70,347)	$(61,661)

Fixed charges:
Interest expensed	$272	$422	$483	$337	$550	$225
Interest capitalized	0	42	0	0	0	0
Interest portion of rent expense	123	123	123	144	155	114

	$395	$587	$606	$481	$705	$339

Coverage deficiency	$35,573	$55,510	$61,914	$58,508	$71,052	$62,000